

05043220

UF 9-1-08

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SEC FILE NUMBER
8- 53458

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED AUG 2 6 2005 213

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2004 (MM/DD/YY) AND ENDING June 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Western Growers Financial Services Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17620 Fitch Street
(No. and Street)

Irvine, (City) California (State) 92614 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Judy Chang, FINOP (949) 885-2395
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED SEP 0 2 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CH 9/1/05

OATH OR AFFIRMATION

I, Lori Duquette, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Western Growers Financial Services, as of June 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of CALIFORNIA
County of ORANGE
Subscribed and sworn (or affirmed) to before me this 25 day of August, 2005

June E. Mack
Notary Public

Signature

Chief Compliance Officer
Title


JUNE E. MACK
Commission # 1421130
Notary Public - California
Orange County
My Comm. Expires Jun 28, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Western Growers Financial Services

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended June 30, 2005

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Western Growers Financial Services

I have audited the accompanying statement of financial condition of Western Growers Financial Services as of June 30, 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Western Growers Financial Services as of June 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.



Kevin G. Breard
Certified Public Accountant

Northridge, California
July 28, 2005

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 ◦ FAX (818) 886-1924
BreardCPA@aol.com

Western Growers Financial Services
Statement of Financial Condition
June 30, 2005

Assets

Cash and cash equivalents	$ 102,758
Deposit with clearing firm	25,000
Commissions receivable	90,856
Marketable securities, at market	74,413
Receivable from related parties	1,425
Prepaid expenses	10,949
Deposits	463
Total assets	$ 305,864

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable	$ 83,628
Accrued payroll expenses	21,049
Payable to related parties	34,546
Total liabilities	139,223
Stockholder's equity	
Common stock, no par value; 1,000 shares authorized, issued and outstanding	10,000
Additional paid–in capital	70,070
Retained earnings	86,571
Total stockholder's equity	166,641
Total liabilities and stockholder's equity	$ 305,864

The accompanying notes are an integral part of these financial statements.

Western Growers Financial Services
Statement of Income
For the Year Ended June 30, 2005

Revenues	
Commissions	$ 833,991
Management and fee based income	8,247
Interest income	2,613
Unrealized gains (losses) on marketable securities	(3,510)
Realized gains (losses) on marketable securities	(291)
Other income	872
Total revenues	841,922
Expenses	
Employee compensation and benefits	242,872
Commissions and floor brokerage fees	153,090
Occupancy and equipment rental	22,545
Taxes, licenses & fees other then income taxes	21,905
Other operating expenses	312,290
Total expenses	752,702
Income before income tax provision	89,220
Total income tax provision	25,724
Net income	$ 63,496

The accompanying notes are an integral part of these financial statements.

Western Growers Financial Services
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance on June 30, 2004	$ 10,000	$ 240,070	$ 23,075	$ 273,145
Return of equity	–	(170,000)	–	(170,000)
Net income	–	–	63,496	63,496
Balance on June 30, 2005	$ 10,000	$ 70,070	$ 86,571	$ 166,641

The accompanying notes are an integral part of these financial statements.

Western Growers Financial Services
Statement of Cash Flows
For the Year Ended June 30, 2005

Cash flows from operating activities:		
Net income		$ 63,496
Adjustments to reconcile net income to net income to cash and cash equivalents provided by (used in) operating activities:		
Valuation of marketable securities to market	$ 3,510	
(Gains) loss on sale of marketable securities	291	
(Increase) decrease in:		
Commissions receivable	12,500	
Prepaid expenses	(10,949)	
Deferred income taxes	19,652	
Deposits	(95)	
(Decrease) increase in:		
Accounts payable	(46,146)	
Accrued payroll expenses	21,049	
Income taxes payable	(30,053)	
Total adjustments		(30,241)
Net cash and cash equivalents provided by (used in) operating activities		33,255
Cash flows from investing activities:		
Purchase of marketable securities	(78,214)	
Net cash and cash equivalents provided by (used in) investing activities		(78,214)
Cash flows from financing activities:		
Loans made to related parties	(1,425)	
Proceeds from loans from related parties	34,546	
Return of equity	(170,000)	
Net cash and cash equivalents provided by (used in) financing activities		(136,879)
Net increase (decrease) in cash and cash equivalents		(181,838)
Cash and cash equivalents at beginning of year		284,596
Cash and cash equivalents at end of year		$ 102,758

Supplemental disclosure of cash flow information:

Cash paid during the year for	
Interest	$ –
Income taxes	$ –

The accompanying notes are an integral part of these financial statements.

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Western Growers Financial Services (the "Company"), was incorporated on June 21, 2000 in the State of California, as the wholly–owned subsidiary of Western Growers Service Corp. (the "Parent"). Western Growers Service Corp. is in turn the wholly–owned subsidiary of Western Growers Association ("WGA"). The Company is an institutional and retail, brokerage firm selling mutual funds, variable annuities and providing advisory services. Currently, the Company primarily operates its advisory services with agricultural organizations which are affiliated with WGA. The Company is a member of the National Association of Broker Dealers ("NASD"), the Municipal Securities Rulemaking Board ("MSRB") and the Securities Investors Protection Corporation ("SIPC").

The Company operates its brokerage business on a fully–disclosed basis, whereby the Company does not hold customer funds and/or securities, the execution and clearance of trades are handled by another broker/dealer.

Summary of Significant Accounting Policies

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimate amounts.

Securities transactions are recorded on a settlement date basis. Propriety transactions, commission revenues and the related expenses are recorded on a trade date basis.

Management fees and advisory income are recognized when earned, along with corresponding expenses.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

The Company has adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115). As such, marketable securities held by the Company at June 30, 2005, are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising and promotional cost are charged to operations when incurred. At June 30, 2005, advertising and promotional cost totaled $27,163, and are included in other operating expenses.

The operations of the Company are included in the consolidated income tax returns filed by the Parent. Income taxes are calculated as if the Company filed on a separate basis and the amount of current tax and/or benefit calculated is either remitted to or received from the Parent.

Income taxes are provided for the tax effects of transactions reported on the financial statements and consist of taxes currently due or refundable plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to the investments in marketable securities, and accruals of paid time–off for employees.

Note 2: MARKETABLE SECURITIES AT MARKET VALUE

The Company holds investments classified as trading securities recorded at fair market value in the amount of $74,413, with a cost basis of $77,923, as of June 30, 2005. In the current year, the Company has recognized an unrealized loss of ($3,510). These securities are currently comprised of mutual funds only.

Note 3: INCOME TAXES

As discussed in note 1, the Company is a wholly–owned subsidiary and is included in the consolidated income tax returns filed by its parent. A portion of the consolidated income tax liability is allocated to the Company as if the Company had filed separate income tax returns.

The provision for income tax expense (benefit) at June 30, 2005, is comprised of the following:

Current income tax expense (benefit)	
Federal	$ 17,929
State	7,795
Total current income tax expense (benefit)	25,724
Deferred income tax expense (benefit)	–
Total provision for income tax expense (benefit)	$ 25,724

Note 3: INCOME TAXES
(Continued)

Deferred income taxes result from the recognition of certain income and expense items for tax purposes in different years than for financial reporting purposes.

Note 4: RELATED PARTY TRANSACTIONS

The Company shares office space with its Parent, "WGA", and several other affiliated companies to WGA. The Company pays its own compliance expenses related to its brokerage business and has a written agreement with WGA, whereby the Company reimburses the Parent for its portion of substantially all of the remaining operating expenses, including the rental of office space, staff and various equipment. These amounts have been included in the accompanying statement of operations in employee compensation and benefits, occupancy and equipment rental, communications, taxes, licenses & fees, other then income taxes, other operating expenses and the income tax provision.

During the year ended June 30, 2005, the Company returned $170,000 of additional paid–in capital to the Parent.

All receivables and payables to related parties are non–interest bearing and due on demand.

The Company has signed a licensing agreement with WGA, whereby the Company will pay a royalty fee to WGA for the goodwill derived from the use of the Western Growers name. The amount of the royalty fee was $12,000 for the year ended June 30, 2005.

Note 5: EMPLOYEES BENEFIT PLAN

The Company participates with various affiliates in a defined contribution pension plan which covers all employees who have completed one year of service. The Company contributed for each participant an amount equal to 7% of the participants annual compensation. The Company also provides a 401(k) plan which allows eligible employees to contribute a percentage of their compensation, subject to Internal Revenue Service limitations, of which the Company will match up to 3% of the employee's compensation.

For the year ended June 30, 2005, the Company contributed $22,779 into these plans.

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, The Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "*Consolidation of Variable Interest Entities*" ("FIN 46").

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

This interpretation of Accounting Research Bulletin No. 51, requires companies to consolidate the operations of all variable interest entities ("VIE's") for which they are the primary beneficiary. The term "primary beneficiary" is defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. This interpretation was later revised by the issuance of Interpretation No. 46R ("FIN 46R"). The revision was issued to address certain implementation issues that had arisen since the issuance of the original interpretation and to provide companies with the ability to defer the adoption of FIN 46 to periods after March 15, 2004. The implementation of FIN No. 46 and FIN 46R, had no material impact on the Company's financial statements.

On July 16, 2004, the FASB ratified the Emerging Issues Task Force ("EITF") consensus on Issue 02-14, "*Whether the Equity Method of Accounting Applies When an Investor Does Not Have an Investment in Voting Stock of an Investee but Exercises Significant Influence through Other Means*" ("EITF 02-14"). The consensus concludes that an investor should apply the equity method of accounting when it can exercise significant influence over an entity through a means other than holding voting rights. The consensus is effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 did not have a material impact on the Company's financial statements.

On December 16, 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment"* ("FASB 123R"), which addresses the accounting for employee stock options. FASB 123R requires that the cost of all employee stock options, as well as other equity-based compensation arrangements, be reflected in the financial statements based on the estimated fair value of the awards. Stock options are a valuable and important tool that have been used by many companies as a means to motivate employees and to promote business growth. The statement requires that the value of these arrangements be measured and recognized in the financial statements. FASB 123R becomes effective for reports filed after June 15, 2005. Early adoption of FASB 123R had no material effect on the Company's financial statements.

Note 7: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2005, the Company had net capital of $140,058 which was $130,776 in excess of its required net capital of $9,282; and the Company's ratio of aggregate indebtedness ($139,223) to net capital was 0.99 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Note 8: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There was a $66,179 difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 73,879
Adjustments:		
Retained earnings	$ 12,547	
Excess fidelity bond deductible	(5,000)	
Non-allowable assets	57,598	
Haircuts on mutual funds	3,544	
Haircuts on money markets	(487)	
Undue concentration	(2,023)	
Total adjustments		66,179
Net capital per audited statements		$ 140,058

Western Growers Financial Services
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of June 30, 2005

Computation of net capital		
Stockholder's equity		
Common stock	$ 10,000	
Additional paid–in capital	70,070	
Retained earnings	86,571	
Total stockholder's equity		$ 166,641
Adjustments to stockholder's equity		
Excess fidelity bond deductible		(5,000)
Total net worth		161,641
Less: non–allowable assets		
Receivable from related parties	(1,425)	
Prepaid expenses	(10,949)	
Deposits	(463)	
Total non-allowable assets		(12,837)
Tentative net capital		148,804
Less: haircuts and undue concentration		
Haircuts on mutual funds	(6,236)	
Haircuts on money market funds	(487)	
Undue concentration	(2,023)	
Total haircuts and undue concentration		(8,746)
Net capital		140,058
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	9,282	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		9,282
Excess net capital		$ 130,776

Ratio of aggregate indebtedness to net capital 0.99:1

There was a $66,179 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated June 30, 2005. See Note 8.

See independent auditor's report.

Western Growers Financial Services
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of June 30, 2005

A computation of reserve requirement is not applicable to Western Growers Financial Services as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

Western Growers Financial Services
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of June 30, 2005

Information relating to possession or control requirements is not applicable to Western Growers Financial Services as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Western Growers Financial Services

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended June 30, 2005

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors of
Western Growers Financial Services

In planning and performing my audit of the financial statements and supplemental schedules of Western Growers Financial Services for the year ended June 30, 2005, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by Western Growers Financial Services including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 ◦ FAX (818) 886-1924
BreardCPA@aol.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at June 30, 2005 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Kevin G. Breard
Certified Public Accountant

Northridge, California
July 28, 2005